                                                                  Exhibit 4.1


                           CERTIFICATE OF DESIGNATION

                                       OF

                    SERIES A CONVERTIBLE PREFERRED SHARES OF

                         MERITAGE HOSPITALITY GROUP INC.

                       Pursuant to Section 450.1302 of the
                        Michigan Business Corporation Act

         The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors of Meritage Hospitality Group Inc., a Michigan corporation (the "Corporation"), at a meeting duly convened and held, at which a quorum was present and acting throughout, or pursuant to consent resolution:

         RESOLVED, that pursuant to the authority conferred on the Board of Directors of the Corporation by Article III, Section 3 of the Corporation's Articles of Incorporation, as amended, and pursuant to Section 450.1302 of the Michigan Business Corporation Act, the President or a Vice President and Secretary or Assistant Secretary of the Corporation be, and they hereby are, authorized and directed to execute and to file with the Secretary of State of Michigan, a Certificate of Designation fixing the designation, powers, preferences and rights of a new series of Preferred Shares to consist of 200,000 Preferred Shares, par value $.01 per share, to be designated as Series A Convertible Preferred Shares of the Corporation, and the qualifications, limitations or restrictions thereof, as follows:

     1. Each of such Shares shall have an annual dividend rate of $.90 per Share and no more. The right to payment of dividends shall be cumulative. Said annual dividend shall be payable in equal quarterly installments upon the 1st day of each January, April, July and October in each year to holders of record as of the 15th day of the preceding month commencing January 1, 1997, before any sum shall be set apart or applied to the redemption or purchase of, or any dividends (other than dividends of Common Shares) shall be declared or paid upon or set apart for, Common Shares. The first of such quarterly dividend payments shall be prorated to reflect the number of days in the quarter during which the particular Shares were outstanding.

     2. Upon any dissolution, liquidation or winding up of the Corporation, the holders of each of said Shares, shall be entitled to receive, before any payment to holders of Common Shares, all accrued but unpaid dividends, plus a liquidation value of $10.00 per share and no more. The consolidation or merger of the Corporation, at any time, with another corporation, or a sale of substantially all of the assets of the Corporation, shall not be construed as a dissolution, liquidation or winding up of the Corporation within the meaning hereof.

         3. The Series A Convertible Preferred Shares shall be convertible into Common Shares of the Corporation at a conversion price of $7.00 for each Common Share, (taking such Preferred Shares at the liquidation value of $10.00 per share) upon the following terms and conditions:

                  3.1 In case the Common Shares issuable upon conversion of the Series A Convertible Preferred Shares at any time outstanding shall be subdivided into a greater or combined into a lesser number of Common Shares (whether with or without par value), and whether by stock split or stock dividend, the conversion price shall be decreased in the case of a subdivision or increased in the case of a combination to an amount which shall bear the same relation to the conversion price in effect immediately prior to such subdivision or combination, and shall bear the total number of Common Shares outstanding immediately after such subdivision or combination.

                  3.2 No adjustments shall be made for dividends accrued on any Shares that shall be issuable upon the conversion of such Shares.

                  3.3 In case of a merger or consolidation of the Corporation with or into another corporation, or the reclassification of its Common Shares (other than by way of split-up or contraction), the holders of Series A Convertible Preferred Shares shall thereafter be entitled to receive upon conversion the kind and amount of shares of stock and securities and property which they would have received had they converted such Series A Convertible Preferred Shares into Common Shares of the Corporation as of the record date for determination of common shareholders entitled to participate in such merger, consolidation, or reclassification.

                  3.4 The holder of any shares of Series A Convertible Preferred Shares may convert such Shares by surrendering the certificate or certificates to any transfer agent of the Corporation or to the Secretary of the Corporation duly endorsed in blank transfer and accompanied by written notice of election to convert such Shares, or a portion thereof, executed on the form set forth on such certificates or on such other form as may be provided from time to time by the Corporation. No fractional Common Shares shall be issued upon the conversion of any Series A Convertible Preferred Shares but, in lieu thereof, the Corporation shall pay an amount in cash equal to the current market value of such fractional interest computed on the basis of the value of the Common Shares at the time the preferred shares are surrendered for conversion as determined in such reasonable manner as the Corporation may adopt. In case of the voluntary dissolution, liquidation or winding up of the Corporation, all conversion rights of the holders of Series A Convertible Preferred Shares shall terminate on a date fixed by the Board of Directors, but not more than Thirty (30) days prior to the record date for determining the holders of the Common Shares entitled to receive any distribution upon such dissolution, liquidation and winding up.

                  3.5 The right of the holder to convert the Series A Convertible Preferred Shares shall commence upon issuance of such Shares.

                  3.6 The Corporation may cause the Series A Convertible Preferred Shares to be converted at its option at any time if the average of the closing sale prices for the Corporation's Common Shares is at least 120 percent of the then effective conversion price, as described above, for at least 20 trading days within the period of 30 consecutive trading days ending no earlier than 5 trading days prior to the date of the notice of conversion.

          4. VOTING. Holders of the Series A Convertible Preferred Shares shall have no voting rights except as provided by law and except that if at any time the Corporation fails to make SIX consecutive quarterly dividend payments thereon, the number of directors constituting its Board of Directors will be increased by two and the holders of the Shares, voting as a class with each Share having one vote, will be entitled to elect two directors to the Board as long as any arrearages in dividend payments remain outstanding. Upon payment by the Corporation of all such dividend arrearages, the two directors elected pursuant to this provision will cease to be directors and the holders of Shares will have no further right to elect directors on account of such arrearages.

          5. The Corporation shall not, except upon the affirmative vote of the holders of two-thirds of the Series A Convertible Preferred Shares outstanding at the time, amend these articles of incorporation in any manner that would result in the Series A Convertible Preferred Shares being subordinate in terms of preference as to payments of dividends or payments on liquidation to any other Preferred Shares of the Corporation.